FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and utility subsidiary of Cinergy Corp., a registered holding company, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

1. Type of security: Repayment obligations under a certain loan agreement ("Loan Agreement") between CG&E and the Ohio Air Quality Development Authority ("Authority") in respect of funds loaned by the Authority to CG&E thereunder from the proceeds of the issuance and sale of the Authority's Air Quality Development Revenue Bonds, 2001 Series A (The Cincinnati Gas & Electric Company Project) ("Bonds")

2.   Issue, renewal or guaranty: Issuance.

3.   Principal amount: $12,100,000.

4. Annual rate of interest: Term rate of 3.7% per annum, subject to adjustment after first year.

5.   Date of issue: August 1, 2001.

6.   Date of maturity: August 1, 2033.

7.   Acquirer(s) of Bonds: Banc One Capital Markets, Inc.

8. Collateral: The Bonds are secured by an assignment by the Authority of loan payments by CG&E under the Loan Agreement.

9. Net proceeds to CG&E: (Excluding fees payable to the Authority of less than $100,000), approximately $12,086,000.

10. Use of proceeds: CG&E will use the loan proceeds to fund a portion of the costs of the acquisition, construction and installation of air quality facilities, including solid waste disposal facilities, at the William H. Zimmer generating station located in Ohio.

11.  Exemption claimed: Rule 52(a).


                                     The Cincinnati Gas & Electric Company


                                     By: /s/Wendy L. Aumiller
                                         Assistant Treasurer

Dated:  September 6, 2001